Exhibit 12.1

Keysight Technologies, Inc.

Computation of Ratio of Earning to Fixed Charges

(Unaudited)

(Dollars in Millions)

	July 31,	July 31,	October 31,	October 31,	October 31,	October 31,	October 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income from operations before taxes and equity income	$287	$342	$475	$501	$746	$749	$360
Fixed Charges	45	10	16	12	12	14	15
Total	$332	$352	$491	$513	$758	$763	$375
Fixed Charges:
Interest expense	34	0	3	0	0	0	0
Estimate of interest within rental expense	11	10	13	12	12	14	15
Amortization of capitalized expenses related to indebtedness	1	0	0	0	0	0	0
Total	45	10	16	12	12	14	15
Ratio of earnings to fixed charges	7.35	36.07	30.69	42.75	63.17	54.50	25.00